

Mail Stop 4720

August 14, 2015

<u>Via E-mail</u>
John D. Sheehan
Executive Vice President and Chief Financial Officer
Mylan N.V. c/o Mylan Inc.
1000 Mylan Boulevard
Canonsburg, Pennsylvania 15317

> **Re:** **Mylan N.V.**
> **Amendment No. 3 to the Registration Statement on Form S-4**
> **Filed August 6, 2015**
> **File No. 333-203873**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed July 28, 2015**
> **File No. 333-199861**
>
> **Forms 425**
> **Filed August 10 and 13, 2015**
> **File No. 001-36353**

Dear Mr. Sheehan:

We have reviewed the above filings and have the following comments. Where applicable, please provide the disclosure requested below in both the proxy statement and the registration statement.

1. We note the press release dated August 13, 2015 announcing that Mylan has lowered the acceptance condition on the exchange offer from 80% to greater than 50% of Perrigo ordinary shares. Please update the registration statement and proxy statement accordingly. Please advise us how Mylan intends to disseminate changes in its proxy statement to incorporate this additional information, along with any information added in response to our comments below, to its shareholders.

2. Given the possibility that Mylan could complete the offer without being able to acquire compulsorily the remaining Perrigo ordinary shares that Mylan does not already own, please supplement the disclosure in the proxy statement and prospectus, including the risk factor disclosure on pages 28 and 27, respectively, to indicate the challenges Mylan may face in its attempt to acquire the remaining Perrigo ordinary shares. Include in such disclosure a discussion of following:

- Any purchases that Mylan makes in the open market following the Exchange Offer would not count toward the 80% threshold need to acquire compulsorily the remaining Perrigo ordinary shares that Mylan did not own;

- Irish law would prohibit Mylan from purchasing Perrigo shares on better terms than in the Exchange Offer for a full six months after the consummation of the Exchange Offer. In addressing this point, please also disclose the effect such prohibition would have on Mylan's ability to purchase Perrigo ordinary shares in the market during that period;

- If Mylan chose to launch an additional tender offer, it would be required to receive tenders from 80% of the shares not held by Mylan from a majority in number of shareholders other than Mylan in order to reach the threshold for a compulsory acquisition;

- If Mylan attempted to do a scheme of arrangement, it would need the approval of 75% of the voting power and a majority in number of the non- Mylan owned shares; and

- Following acquisition of less than 80% of Perrigo shares, any attempts by Mylan to de-list Perrigo shares may face shareholder challenges in the Irish courts on the basis that de-listing constitutes an "oppressive action."

3. Refer to our preceding comment. Please also supplement the existing disclosure in both the proxy statement and prospectus to indicate the potential risks resulting from Perrigo remaining a public company with Mylan as a majority shareholder (as opposed to Mylan acquiring 100% of Perrigo) following consummation of the exchange offer. Such additional disclosure should include a discussion of the following:

- Mylan's ability to realize its projected synergies of $800 million;

- Whether and which of Mylan's synergy assumptions will be affected and the extent those effects, if any, reduce claimed synergies (quantifying, if possible, the effect of such reductions);

- Whether the claims on slide 17 of the investor presentation suggesting that there would be anywhere from $8 to $12 billion in capitalized value of after-tax synergies would still exist;

- Whether Mylan would be able to achieve to the same extent the anticipated operational synergies referenced on page 14 of the investor presentation, e.g. "Overlapping R&D operations to allow for more efficient and enhanced product development," "Vertical integration and manufacturing rationalization" and "Opportunity to combine sales infrastructure;" and

- Whether Perrigo's public company reporting and compliance costs would continue or could be eliminated.

4. Refer to page 9 and 21 of the investor presentation. In light of Mylan's reduction in the acceptance threshold, please ensure that future investor presentations that discuss the benefits of the "Perrigo Transaction" to Mylan shareholders clarify that such benefits are based on Mylan acquiring 100% of the Perrigo shares which may not be realized were Mylan to acquire less than 80% of Perrigo ordinary shares in the exchange offer.

5. In light of Mylan's reduction in the acceptance threshold, we believe additional pro forma presentation should be made to give effect to the range of possible results. Please revise your pro forma presentation to include an additional column showing the pro forma financial results if only the minimum number of Perrigo ordinary shares necessary to satisfy the revised acceptance condition are tendered. Refer to Rule 11-02 (8) of Regulation S-X.

6. We note that Mylan filed its June 30, 2015 Form 10-Q on August 6, 2015 and Perrigo filed its Form 10-K on August 14, 2015. Please ensure that the selected historical consolidated information, selected unaudited pro forma financial information, and the incorporation of certain documents by reference sections are updated accordingly.

Please contact Perry Hindin, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3444, Alla Berenshteyn at (202) 551-4325, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director
Office of Healthcare and Insurance

cc: Via E-mail
Thomas E. Dunn, Esq.
Cravath, Swaine & Moore LLP